Exhibit 99.1

Ellomay Capital Reports Publication of Financial Statements of Dorad Energy Ltd. for the Three and
Six Month Periods Ended June 30, 2023

Tel-Aviv, Israel, August 24, 2023 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, Israel and the US, today reported the publication in Israel of financial statements for the three and six months ended June 30, 2023 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 9.4% through its indirect 50% ownership of Ellomay Luzon Energy Infrastructures Ltd. (formerly U. Dori Energy Infrastructures Ltd.) (“Ellomay Luzon Energy”).

On August 24, 2023, Amos Luzon Entrepreneurship and Energy Group Ltd. (the “Luzon Group”), an Israeli public company that currently holds the remaining 50% of Ellomay Luzon Energy, which, in turn, holds 18.75% of Dorad, published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the quarterly report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial statements of Dorad for the quarter ended June 30, 2023 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Ellomay Luzon Energy) in its financial results for this period. In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of Dorad’s financial results.

Dorad Financial Highlights

•	Dorad’s unaudited revenues for the three months ended June 30, 2023 – approximately NIS 606.2 million.

•	Dorad’s unaudited operating profit for the three months ended June 30, 2023 – approximately NIS 84 million.

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. Since January 1, 2023, the months of the year are split into three seasons as follows: the summer season – the months of June, July, August and September; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to May and from October to November. There is a higher demand for electricity during the winter and summer seasons, and the average electricity consumption is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented for the quarter ended June 30, 2023, which include intermediate months of April and May and the summer month of June, are not indicative of full year results. In addition, due to various reasons, including the effects of the increase in the Israeli CPI impacting interest payments by Dorad on its credit facility, and changes in the season and TAOZ tariff calculations that became effective on January 1, 2023, the results included herein may not be indicative of second quarter results in the future or comparable to second quarter results in the past.

A translation of the financial results for Dorad as of and for the year ended December 31, 2022 and as of and for each of the three and six month periods ended June 30, 2023 and 2022 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Luzon Group, Ellomay Luzon Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe, Israel and the US.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 35.9 MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;
•	Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL that are constructing photovoltaic plants with installed capacity of 14.8 MW and 4.95 MW, respectively, in the Lazio Region, Italy; and
•
Ellomay Solar Italy Four SRL, Ellomay Solar Italy Five SRL, Ellomay Solar Italy Seven SRL and Ellomay Solar Italy Ten SRL that are developing photovoltaic projects with installed capacity of 15.06 MW, 87.2 MW, 54.77 MW and 18 MW, respectively, in the Lazio Region, Italy that have reached “ready to build” status.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including regulatory changes, the decisions of the Israeli Electricity Authority, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad, competition, changes in the supply and prices of resources required for the operation of the Dorad’s facilities and in the price of oil and electricity, changes in the Israeli CPI, changes in inflation and interest rates, seasonality, failure to obtain financing for the expansion of Dorad and other risks applicable to projects under development and construction, in addition to other risks and uncertainties associated with the Company’s and Dorad’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Rubenbach (Weintraub)
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com

Dorad Energy Ltd.

Statements of Financial Position

	June 30	June 30	December 31
	2023	2022	2022
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	176,779	62,558	151,481
Trade receivables and accrued income	242,670	191,756	238,581
Other receivables	14,181	23,932	32,809
Financial derivatives	4,431	8,023	-
Total current assets	438,061	286,269	422,871

Non-current assets
Restricted deposit	537,337	507,799	514,543
Prepaid expenses	31,074	32,237	32,072
Fixed assets	3,173,760	3,326,489	3,253,196
Intangible assets	7,765	5,960	6,404
Right of use assets	56,886	58,198	57,486
Total non-current assets	3,806,822	3,930,683	3,863,701

Total assets	4,244,883	4,216,952	4,286,572

Current liabilities
Current maturities of loans from banks	293,414	266,896	279,506
Current maturities of lease liabilities	4,749	4,558	4,645
Trade payables	172,233	195,602	228,468
Other payables	12,710	9,792	11,439
Total current liabilities	483,106	476,848	524,058

Non-current liabilities
Loans from banks	2,115,016	2,293,137	2,211,895
Other Long-term liabilities	14,975	19,425	17,529
Long-term lease liabilities	51,032	51,924	49,292
Provision for dismantling and restoration	50,000	50,000	50,000
Deferred tax liabilities	237,126	190,336	215,016
Liabilities for employee benefits, net	160	160	160
Total non-current liabilities	2,468,309	2,604,982	2,543,892

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with shareholders	3,748	3,748	3,748
Retained earnings	647,510	489,164	572,664
Total equity	1,293,468	1,135,122	1,218,622

Total liabilities and equity	4,244,883	4,216,952	4,286,572

Dorad Energy Ltd.

Interim Condensed Statement of Income

	For the six months ended		For the three months ended		Year ended
	June 30		June 30		December 31
	2023	2022	2023	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Revenues	1,254,471	1,020,929	606,155	465,505	2,369,220

Operating costs of the
Power Plant

Energy costs	261,490	194,413	137,416	104,796	544,118
Electricity purchase and
infrastructure services	592,821	522,449	275,659	242,423	1,088,127
Depreciation and
amortization	118,864	123,627	62,518	55,504	239,115
Other operating costs	80,718	75,617	46,547	37,943	157,189

Total operating costs
of Power Plant	1,053,893	916,106	522,140	440,666	2,028,549

Profit from operating
the Power Plant	200,578	104,823	84,015	24,839	340,671

General and
administrative expenses	14,093	10,893	7,499	5,171	24,066

Operating profit	186,485	93,930	76,516	19,668	316,605

Financing income	36,190	45,902	16,968	34,373	52,131
Financing expenses	125,719	150,392	66,638	85,151	271,116

Financing expenses, net	89,529	104,490	49,670	50,778	218,985

Profit (loss) before
taxes on income	96,956	(10,560)	26,846	(31,110)	97,620

Tax benefit (taxes on
Income)	(22,110)	2,340	(5,969)	7,148	(22,340)

Profit (loss) for the period	74,846	(8,220)	20,877	(23,962)	75,280

Dorad Energy Ltd.

Interim Condensed Statement of Changes in Shareholders’ Equity

			Capital reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the six months
ended June 30, 2023
(Unaudited)

Balance as at
January 1, 2023 (Audited)	11	642,199	3,748	572,664	1,218,622

Profit for the period	-	-	-	74,846	74,846

Balance as at
June 30, 2023 (Unaudited)	11	642,199	3,748	647,510	1,293,468
For the six months
ended June 30, 2022
(Unaudited)

Balance as at
January 1, 2022 (Audited)	11	642,199	3,748	497,384	1,143,342

Loss for the period	-	-	-	(8,220)	(8,220)

Balance as at
June 30, 2022 (Unaudited)	11	642,199	3,748	489,164	1,135,122
For the three months
ended June 30, 2023
(Unaudited)

Balance as at
April 1, 2023 (Unaudited)	11	642,199	3,748	626,633	1,272,591

Profit for the period	-	-	-	20,877	20,877

Balance as at
June 30, 2023 (Unaudited)	11	642,199	3,748	647,510	1,293,468
For the three months
ended June 30, 2022
(Unaudited)

Balance as at
April 1, 2022 (Unaudited)	11	642,199	3,748	513,126	1,159,084

Loss for the period	-	-	-	(23,962)	(23,962)

Balance as at
June 30, 2022 (Unaudited)	11	642,199	3,748	489,164	1,135,122

Dorad Energy Ltd.
Interim Condensed Statement of Changes in Shareholders’ Equity (cont’d)

			Capital reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the year ended
December 31, 2022 (Audited)

Balance as at
January 1, 2022 (Audited)	11	642,199	3,748	497,384	1,143,342

Profit for the year	-	-	-	75,280	75,280

Balance as at
December 31, 2022 (Audited)	11	642,199	3,748	572,664	1,218,622

Dorad Energy Ltd.

Interim Condensed Statements of Cash Flows

	For the six months ended		For the three months ended		Year ended
	June 30		June 30		December 31
	2023	2022	2023	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Cash flows from
operating activities:
Profit (loss) for the period	74,846	(8,220)	20,877	(23,962)	75,280
Adjustments:
Depreciation and amortization
and fuel consumption	119,486	124,701	62,695	55,915	242,345
Taxes on income (tax benefit)	22,110	(2,340)	5,969	(7,148)	22,340
Financing expenses, net	89,529	104,490	49,670	50,778	218,985
	231,125	226,851	118,334	99,545	483,670

Change in trade receivables	(4,089)	56,816	(57,981)	(13,570)	9,991
Change in other receivables	18,628	16,358	5,043	4,810	7,480
Change in trade payables	(78,308)	(156,766)	(10,795)	(59,935)	(127,907)
Change in other payables	1,271	2,692	(6,504)	(7,207)	4,339
Change in other long-term liabilities	(2,554)	3,591	(951)	(1,813)	1,695
	(65,052)	(77,309)	(71,188)	(77,715)	(104,402)

Taxes on income paid	-	(21,795)	-	-	(21,795)

Net cash flows provided
by operating activities	240,919	119,527	68,023	(2,132)	432,753

Cash flows used in
investing activities
Proceeds for settlement of
financial derivatives	3,074	5,747	1,902	5,325	13,652
Investment in fixed assets	(36,157)	(69,165)	(21,945)	(41,652)	(110,715)
Investment in intangible assets	(2,317)	(642)	(1,500)	(385)	(1,810)
Interest received	13,796	917	7,772	545	6,433
Net cash flows used in
investing activities	(21,604)	(63,143)	(13,771)	(36,167)	(92,440)

Cash flows from
financing activities:
Repayment of lease liability principal	(212)	(241)	(113)	(91)	(4,726)
Repayment of loans from banks	(130,987)	(144,775)	(130,987)	(144,775)	(255,705)
Interest paid	(76,985)	(82,129)	(76,835)	(81,961)	(159,804)
Net cash flows used in
financing activities	(208,184)	(227,145)	(207,935)	(226,827)	(420,235)

Net increase (decrease) in cash
and cash equivalents for
the period	11,131	(170,761)	(153,683)	(265,126)	(79,922)

Effect of exchange rate fluctuations
on cash and cash equivalents	14,167	31,459	6,579	25,715	29,543
Cash and cash equivalents at
beginning of period	151,481	201,860	323,883	301,969	201,860
Cash and cash equivalents at end
of period	176,779	62,558	176,779	62,558	151,481